NSAR Questionnaire - Money Market
Attachment

Sub-Item 77D(g)

At a meeting held on May 18-19, 2004, the Board of Trustees of the Registrant approved the following changes in non-fundamental investment policy:

The Board of Trustees approved a non-fundamental investment policy change permitting each of the money market Funds listed below to invest without limitation in high-quality, short-term obligations of foreign issuers:

* Liquidity Reserve Money Market Fund
* Money Market Fund
* Prime Investment Money Market Fund

The Board of Trustees approved a change eliminating a non-fundamental investment policy that requires each of the money market Funds listed below, under normal circumstances, to invest more than 25% of total assets in the obligations of banks, broker dealers, insurance companies and other financial entities, their holding companies and subsidiaries.

* Cash Investment Money Market Fund
* Money Market Trust
* Prime Investment Money Market Fund